Exhibit 2.7

DESCRIPTION OF SECURITIES

As of December 31, 2023, BitFuFu Inc. had the following securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares	FUFU	The Nasdaq Stock Market LLC
Warrants	FUFUW	The Nasdaq Stock Market LLC

References herein to “we,” “us,” “our,” “BitFuFu” and the “Company” refer to BitFuFu Inc. and not to any of its subsidiaries. A summary of the material provisions governing the Company’s share capital is described below. This summary is not complete and should be read together with the Company’s Amended and Restated Memorandum and Articles of Association, which is filed the Securities and Exchange Commission (“SEC”) as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2023 (the “Report”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Report..

We are a Cayman Islands exempted company with limited liability and our affairs is governed by the Company’s Amended and Restated Memorandum and Articles of Association, the Companies Act, and the common law of the Cayman Islands.

The Company’s authorized share capital consists of 500,000,000 Ordinary Shares, consisting of 300,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 200,000,000 Class B Ordinary Shares of a par value of $0.0001 each. All Ordinary Shares issued and outstanding were fully paid and non-assessable.

The following are summaries of the material provisions of the Company’s Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of the Ordinary Shares.

Description of Ordinary Shares (Items 10.B.3, 10.B.4, 10.B.5, 10.B.6, 10.B.7, 10.B.8, 10.B.9 and 10.B.10 of Form 20-F)

Ordinary Shares.

Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings. Our Ordinary Shares are issued in registered form and are issued when registered in its register of members.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of Class B Ordinary Shares to any person or entity which is not an affiliate of the holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Dividends. The holders of Ordinary Shares are entitled to such dividends as may be declared by the board of directors of our Company or declared by our Company’s shareholders by ordinary resolution (provided that no dividend may be declared by our Company’s shareholders which exceeds the amount recommended by its directors). Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our Company’s lawfully available funds. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. With respect to all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to five (5) votes, voting together as one class on all matters submitted to a vote by our shareholders at any general meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to the Memorandum and Articles of Association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, our Company is not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that it may (but is not obliged to) in each year hold a general meeting as its annual general meeting in which case our Company shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Company’s directors.

Shareholders’ general meetings may be convened by the chairperson of the board of directors of our Company or a majority of its board of directors (acting by a resolution of the board of directors). Advance notice of at least ten (10) calendar days is required for the convening of any general meeting of our Company’s shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholder present in person or by proxy, representing not less than one-third of all votes attaching to our Company’s issued and outstanding shares entitled to attend and vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to attend and vote at general meetings, the board of directors of our Company will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Amended and Restated Memorandum and Articles of Association do not provide our Company’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our Amended and Restated Memorandum and Articles of Association as set out below, any of our Company’s shareholders may transfer all or any of her or his Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Company’s board of directors.

Our Company’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our Company has a lien. Our Company’s board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Company’s directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our Company’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our Company’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our Company’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our Company’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our Company’s shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares. Our Company’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. Our Company may issue shares on terms that such shares are subject to redemption, at its option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Company’s board of directors or by a special resolution of our Company’s shareholders. Our Company may also repurchase any of its shares on such terms and in such manner as have been approved by our Company’s board of directors or by an ordinary resolution of its shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. If at any time, our Company’s share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of additional shares. Our Amended and Restates Memorandum and Articles of Association authorize its board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our Amended and Restates Memorandum and Articles of Association also authorize its board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Company’s board of directors may issue preferred shares without action by its shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of books and records. Holders of our Company’s Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our Company’s list of shareholders or our corporate records (save for our Company’s register of mortgages and charges, its memorandum and articles of association and special resolutions of its shareholders). However, our Company will provide its shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Anti-takeover provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Company’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our Company’s shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Company’s directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Rights of Non-Resident or Foreign Shareholders; Disclosure of Shareholder Ownership

There are no limitations imposed by the Amended and Restated Memorandum and Articles of Association or the Companies Act on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Amended and Restated Memorandum and Articles of Association which require the Company to disclose shareholder ownership above any particular ownership threshold.

Changes in Capital

Our Company may from time to time by ordinary resolution:

●	increase the share capital by such sum as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than existing shares;

●	sub-divide its existing shares or any of them into shares of a smaller amount than is fixed by the Articles, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived;

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

Our Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

Exempted company. Our Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Certain Differences in Corporate Law.

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a ☐ fraud on the minority. ☐

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands legal counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a ☐ fraud on the minority.☐

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities. The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Description of Warrants and Unit Purchase Option (Item 12B of Form 20-F)

Warrants

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Warrant Agreement, dated as of November 17, 2021, by and between Arisz and Continental Stock Transfer & Trust Company, which was filed as an exhibit to the Report.

On December 19, 2023, BitFuFu Inc., Arisz and Continental Stock Transfer & Trust Company entered into a supplemental warrant agreement (the “Supplemental Warrant Agreement”), pursuant to which, among other things, effective as of the Effective Time, BitFuFu will assume the obligations of Arisz under that certain warrant agreement, dated November 17, 2021, by and between Arisz and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”). Pursuant to the Business Combination Agreement and the Supplemental Warrant Agreement, each issued and outstanding warrant of Arisz sold to the public and to Arisz Sponsor, in a private placement in connection with Arisz’s initial public offering will be exchanged for a corresponding warrant exercisable for Class A Ordinary Shares.

The Warrants will have the same terms as the Arisz Warrants. Each Warrant entitles the holder thereof to purchase three-fourths (3/4) of one Class A Ordinary Share at a price of $11.50 per full share. Our Company will not issue fractional shares. As a result, a warrant holder must exercise its Warrants in multiples of four, at a price of $11.50 per full share, subject to adjustment, to validly exercise the Warrants. The Warrants became exercisable on the completion of the Business Combination, and will expire five years after the consummation of the Business Combination.

Our Company may redeem the outstanding Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and our Company issues a notice of redemption, each warrant holder can exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our Company’s ability to complete the redemption.

The redemption criteria for our Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price, so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants; however, such redemption may occur at a time when the redeemable warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding. Historical trading prices for our common stock have not exceeded the $16.50 per share threshold at which the public warrants would become redeemable. However, this could occur in connection with or after the closing of the Business Combination.

In the event we determined to redeem the public warrants, holders of redeemable warrants will be notified of such redemption as described in our warrant agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via posting of the redemption notice to DTC.

Unit Purchase Option

In connection with its initial public offering, Arisz sold to Chardan, for $100, an option to purchase up to a total of 100,000 Option Units (increased to 115,000 Option Units after the over-allotment was exercised in full) exercisable, in whole or in part, at $11.50 per unit, commencing on the consummation of the Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on November 17, 2026, being the five-year anniversary of the effective date of the registration statement in relation to Arisz’s initial public offering. Upon exercise, each Option Unit contains one Class A Ordinary Share, one Warrant and one right of the Company. Each Warrant entitles its holder to purchase three fourths (3/4) of one Class A Ordinary Share at an exercise price of $11.50 per whole share, subject to adjustment. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-twentieth (1/20) of one Class A Ordinary Share.

The Unit Purchase Option grants to holders demand and “piggy-back” rights of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. Notwithstanding the foregoing, the holder thereof may not (i) have more than one demand registration right, (ii) exercise their demand registration rights more than five (5) years from the effective date of the registration statement relates to Arisz’s initial public offering, and (iii) exercise their “piggy-back” registration rights more than seven (7) years from the effective date of the registration statement relates to Arisz’s initial public offering. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of Option Units issuable upon exercise of the Unit Purchase Option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Unit Purchase Option will not be adjusted for issuances of Class A Ordinary Shares at a price below its exercise price. We will have no obligation to net cash settle the exercise of the Unit Purchase Option, the Warrants or the rights underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the underlying Warrants or the underlying rights unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Potion or underlying warrants, the Unit Purchase Option or Warrants, as applicable, will expire worthless.